UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File Number: 001-36582

Altamira Therapeutics Ltd.

(Exact name of registrant as specified in its charter)

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Convertible Loan Agreement

On February 4, 2022, Altamira Therapeutics Ltd., an exempted company limited by shares incorporated in Bermuda (“we”, the “Company” or the “Borrower”), entered into a convertible loan agreement (the “Loan Agreement”) with FiveT Investment Management Ltd. (the “Lender”), pursuant to which the Lender has agreed to loan to the Borrower CHF 5,000,000 (the “Loan”), which Loan bears interest at the rate of 10% per annum and matures 12 months from the date (the “Disbursement Date”) the Loan proceeds are disbursed to the Borrower.

The Borrower may prepay all or part of the Loan after six months after the Disbursement Date; provided that the Borrower will pay an amount equal to 130% of the desired prepayment amount. Subject to certain notice periods, the Lender shall have the right to accelerate repayment of the Loan upon any event of default under the Loan Agreement, which includes if the Borrower fails to make any required payment under the Loan or breach any other material obligation thereunder. In addition, upon a Change of Control Transaction (as defined in the Loan Agreement) with respect to the Borrower, the Loan Agreement will become due within 10 days after the transaction in an amount equal to the higher of (i) the outstanding balance, including principal and accrued and unpaid interest and (ii) the amount that would have been payable to the Lender as a result of the Change of Control Transaction if the Lender had converted such outstanding balance into common shares with a nominal value of CHF 0.01 per share of the Borrower (the “Borrower Shares”) under the Loan Agreement immediately prior to the completion of the transaction.

From the date that is five trading days after the Disbursement Date until the maturity date of the Loan Agreement, the Lender will have the right to convert all or part of the Loan, including accrued and unpaid interest, at its option, into Borrower Shares, subject to the limitation that the Lender own no more than 9.99% of the Borrower Shares at any time. The conversion price of the Loan into Borrower Shares will be an amount equal to 150% of the trading volume weighted average price (the “VWAP”) per Borrower Share on the NASDAQ stock exchange on the Disbursement Date (subject to adjustment for share splits or other similar events), converted into Swiss Francs at the midpoint of the interbank exchange rate shown by UBS on the day of receipt of the conversion notice at 4:00 pm Central European Time. The conversion price shall be lowered in the event that the Borrower raises equity before the maturity date of the Loan through a public or private offering of Borrower Shares at an issue price that is at least 10 (ten) % below the VWAP (the “New Issue”), according to the formula set forth in the Loan Agreement (the “Adjustment”). Sales of Borrower Shares through equity line or at-the-market programs are not considered New Issues triggering the Adjustment.

Pursuant to the Loan Agreement, the Company agreed to file a registration statement on Form F-3 (or other appropriate form) as soon as practicable (and in any event within 30 days of the Disbursement Date) providing for the resale by the Lender of the Borrower Shares that may be issued upon any conversion of the Loan and to use its best efforts to cause such resale registration statement to be declared effective by the Securities and Exchange Commission (the “SEC”) within 60 days following the Disbursement Date (or, in the event of a “full review” by the SEC, the 90th calendar day following the Disbursement Date).

The Borrower Shares are being sold by the Company to the Lender under the Loan Agreement in reliance upon an exemption from the registration requirements of the Securities Act afforded by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder.

The foregoing description of the Loan Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein in its entirety by reference.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including Exhibit 99.1 to this Report on Form 6-K, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-228121, 333-249347 and 333-261127) and Form S-8 (Registration Number 333-232735 and 333-252141) of Altamira Therapeutics Ltd. (formerly Auris Medical Holding Ltd.) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Convertible Loan Agreement, dated as of February 4, 2022, by and among Altamira Therapeutics Ltd. and FiveT Investment Management Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Altamira Therapeutics Ltd.

By:	/s/ Thomas Meyer
	Name:	Thomas Meyer
	Title:	Chief Executive Officer

Date: February 8, 2022

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